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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          NEW YORK MORTGAGE TRUST, INC.
                          -----------------------------
                                (NAME OF ISSUER)


                     common stock, par value $0.01 per share
                     ---------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   649604 10 5
                                   -----------
                                 (CUSIP NUMBER)


                                Steven B. Schnall
                                  David A. Akre
                          New York Mortgage Trust, Inc.
                           1301 Avenue of the Americas
                            New York, New York 10019
                                 (212) 634-9400
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                          NOTICES AND COMMUNICATIONS)


                                  June 29, 2004
                                  -------------
             (Date of Event which Requires Filing of this Statement)



      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f)
      or 240.13d-1(g), check the following box. [ ]
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CUSIP No.    649604 10 5


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1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only). Mr. Steven B. Schnall

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2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) X
      (b)

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3. SEC Use Only

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4. Source of Funds (See Instructions)       OO

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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
   or 2(e)    ( )

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6. Citizenship or Place of Organization     United States

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Number of            7. Sole Voting Power               1,793,877
Shares Owned         -----------------------------------------------------------
Beneficially
by Each              8. Shared Voting Power             466,125
Reporting            -----------------------------------------------------------
Person With
                     9. Sole Dispositive Power          1,793,877
                     -----------------------------------------------------------

                     10. Shared Dispositive Power       466,125
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11. Aggregate Amount Beneficially Owned by Each Reporting Person   2,260,002

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions)

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13. Percent of Class Represented by Amount in Row (11)     12.4%

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14. Type of Reporting Person (See Instructions)      HC

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1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).
               Steven B. Schnall Annuity Trust U/A March 25, 2004
               Tax I.D. Number:  ###-##-####

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2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) X
      (b)

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3. SEC Use Only

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4. Source of Funds (See Instructions)       OO

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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
   or 2(e)    (  )

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6. Citizenship or Place of Organization     Delaware

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Number of            7. Sole Voting Power               0
Shares Owned         -----------------------------------------------------------
Beneficially
by Each              8. Shared Voting Power             466,125
Reporting            -----------------------------------------------------------
Person With
                     9. Sole Dispositive Power          0
                     -----------------------------------------------------------

                     10. Shared Dispositive Power       466,125

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11. Aggregate Amount Beneficially Owned by Each Reporting Person     466,125

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions)

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13. Percent of Class Represented by Amount in Row (11)     2.6%

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14. Type of Reporting Person (See Instructions)      OO

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ITEM 1. SECURITY AND ISSUER

      This statement related to shares of common stock, par value $0.01 per share (the "Shares"), of New York Mortgage Trust, Inc., a Maryland corporation (the "Issuer"). The principal executive office of the Issuer is located at 1301 Avenue of the Americas, New York, New York 10019.

ITEM 2. IDENTITY AND BACKGROUND

(a) This statement is being filed by Steven B. Schnall ("Schnall") and the Steven B. Schnall Annuity Trust U/A March 25, 2004 (the "Schnall Trust") (Schnall and the Schnall Trust collectively, the "Reporting Persons").

(b) - (c), (f) Schnall's present principal occupation is Co- Chief Executive Officer and Chairman of the Board of Directors of New York Mortgage Trust, Inc., and the principal business where such employment is conducted is 1301 Avenue of the Americas, New York, New York 10019. Schnall is a citizen of the United States. The Schnall Trust is a Delaware trust whose business address is 1301 Avenue of the Americas, New York, New York 10019.

(d) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      On June 29, 2004, Schnall acquired 1,458,875 shares directly and 466,125 shares indirectly through the Schnall Trust as consideration for the contribution of Schnall's and the Schnall Trust's ownership interests in The New York Mortgage Company, LLC to the Issuer. On June 29, 2004, the Issuer issued 71,352 shares of restricted stock to Schnall pursuant to the Issuer's 2004 Stock Incentive Plan. No consideration was paid for these shares. On June 29, 2004, the Issuer awarded 123,550 stock options to Schnall pursuant to the Issuer's 2004 Stock Incentive Plan. No consideration was paid for these options. The options have an exercise price of $9.00 per share. On June 29, 2004, Steven B. Schnall purchased and acquired 140,000 shares for cash through the Issuer's directed share program at $8.37 per share. On June 29, 2004, Steven B. Schnall purchased and acquired 100 shares for cash at $8.75 per share through an open market purchase.
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ITEM 4. PURPOSE OF TRANSACTION

      On June 29, 2004, Schnall acquired 1,458,875 shares directly and 466,125 shares indirectly through the Schnall Trust as consideration for the contribution of Schnall's and the Schnall Trust's ownership interests in The New York Mortgage Company, LLC to the Issuer. On June 29, 2004, the Issuer issued 71,352 shares of restricted stock to Schnall pursuant to the Issuer's 2004 Stock Incentive Plan. On June 29, 2004, the Issuer awarded 123,550 stock options to Schnall pursuant to the Issuer's 2004 Stock Incentive Plan. On June 29, 2004, Schnall purchased and acquired 140,000 shares through the Issuer's directed share program. On June 29, 2004, Schnall purchased and acquired 100 shares through an open market purchase. Both Schnall and the Schnall Trust acquired the shares set forth above for investment purposes and not with a view to, or for resale in connection with, any distribution thereof, and the Reporting Persons do not have a present intention of selling, granting any participation in, or otherwise distributing the acquired shares set forth above. Both Schnall and the Schnall Trust presently have no plan or proposal which relate to or would result in any of the events described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of June 29, 2004, Schnall was the record and beneficial owner of 2,260,002 Shares representing 12.4% of the issued and outstanding Shares of the Issuer. As of June 29, 2004, the Schnall Trust was the record and beneficial owner of 466,125 Shares representing 2.6% of the issued and outstanding Shares of the Issuer.

(b) Schnall has the sole power to vote and to dispose of 1,793,877 Shares. Schnall has shared voting power and shared dispositive power over 466,125 Shares. The Schnall Trust has the sole power to vote and to dispose of 0 Shares. The Schnall Trust has shared voting power and shared dispositive power over 466,125 Shares.

(c) - (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      All of the Shares held by the Reporting Persons are subject to a lock-up agreement restricting any sale, transfer or other disposition of the Shares for 180 days following June 29, 2004.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      Exhibit 99.1 Joint Filing Agreement
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                                    SIGNATURE

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each certifies that the information set forth in this statement is true, complete and correct.

DATED:  July 9, 2004                        REPORTING PERSONS:



                                              /s/ STEVEN B. SCHNALL
                                            ------------------------------
                                            STEVEN B. SCHNALL



                                            STEVEN B. SCHNALL ANNUITY
                                            TRUST U/A MARCH 25, 2004



                                            By:  /s/ STEVEN B. SCHNALL
                                               ---------------------------
                                            Name: Steven B. Schnall
                                            Its:  Trustee